Mail Stop 4561

December 12, 2007

Oliver R. Stanfield
Executive Vice President Finance
and Chief Financial Officer
Echelon Corporation
550 Meridian Avenue
San Jose, CA 95126

Re: Echelon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
Forms 8-K Filed February 6, 2007, April 30, 2007, July 31, 2007 and October 23, 2007
File No. 000-29748

Dear Mr. Stanfield:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K For the Fiscal Year Ended December 31, 2006</u>

Note 2. Summary of Significant Accounting Policies and Practices

Reclassifications, page 48

1.   We note your disclosures regarding the reclassification adjustments in the
        Company's Consolidated Statements of Cash Flows for the years ended
        December 31, 2005 and 2004. It appears that these "reclassifications" were
        discovered during the preparation of the Company's December 31, 2006 Form
        10-K. Please tell us how you determined that these adjustments were not material
        to the Company's financial statements as previously filed and why you believed
        that an amendment to the 2005 Form 10-K was not necessary. Tell us how you
        considered SFAS 154 in determining that these reclassification adjustments were
        not corrections of errors and tell us how you analyzed these adjustments for each
        period pursuant to SAB 99.

Revenue Recognition, page 49

2.   We note that vendor specific objective evidence (VSOE) of fair value for post-
        contract support (PCS) is based on prices paid by your customers for stand-alone
        purchases of PCS packages. Please explain your methodology and assumptions
        used to determine VSOE of fair value of PCS in your multiple element
        arrangements. For instance, does the price charged for the PCS vary from
        customer to customer? If so, please explain how you determined that you can
        reasonably estimate the fair value of PCS. Tell us the percentage range allowed
        for your pricing of PCS that you consider to be representative of VSOE and how
        you considered the guidance in paragraphs 10 and 57 of SOP 97-2. Additionally,
        if your agreements include stated future renewal rates, tell us what percentage of
        your customers actually renew at these stated rates and provide the range of
        typical renewal rates that are stated in your contracts.

Forms 8-K filed February 6, 2007, April 30, 2007, July 31, 2007 and October 23, 2007

3.   We note your use of non-GAAP measures under Item 9.01 of the Forms 8-K
        noted above, which excludes stock-based compensation. Tell us how you
        considered Question 8 of Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures (FAQ) and SAB Topic 14G to include the following
        disclosures:

        •   the manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;
        •   the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure;
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and
- the additional purposes for which the company's management uses the non-GAAP financial measure.

While there is no prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K, Question 8 of the related FAQ and SAB Topic 14G to demonstrate the usefulness of your non-GAAP financial measure, especially since this measure appears to be used to evaluate performance. Your current disclosure regarding the reasons for presenting this non-GAAP measure appears overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why stock-based compensation should not be considered in assessing your performance considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Please ensure that your response addresses the above concerns and if you propose to change your disclosures, please show us what those changes will look like.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's

Oliver R. Stanfield
Echelon Corporation
December 12, 2007
Page 4

disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief